PRESS RELEASE
FOR IMMEDIATE RELEASE
CONTACT:
Eric Berman
Joseph Kuo
of Kekst and Company
212-521-4800

WYNNEFIELD GROUP OFFERS COMPROMISE AGREEMENT
TO CROWN CRAFTS BOARD FOR AMICABLE RESOLUTION OF PROXY CONTEST

-- Largest Stockholder in Crown Crafts Reiterates Commitment to Create Shareholder Value --

NEW YORK, NY, July 30, 2007 - The Wynnefield Group, the largest shareholder in Crown Crafts Inc. (NASDAQ: CRWS), today released a letter sent to the Board of Directors of Crown Crafts, offering a compromise agreement allowing for an amicable resolution of the proxy contest currently underway.

Wynnefield, a long-term investor in Crown Crafts, also reiterated its commitment to continue its campaign to elect two of its nominees to the Board, should this offer of a compromise agreement be rejected. Full text of Wynnefield’s letter follows:

July 30, 2007

VIA FACSIMILE AND FEDERAL EXPRESS
Board of Directors
c/o E. Randall Chestnut, Chairman, President
and Chief Executive Officer
Crown Crafts, Inc.
916 South Burnside Avenue
Gonzales, Louisiana 70737

Re: Crown Crafts, Inc. (the “Company”) 2007 Annual Meeting

Gentlemen:

As you know, the Wynnefield Group, as Crown Crafts’s largest stockholder, has long sought full voting representation on the Company’s Board of Directors (“Board”) in order to provide the shareholders’ point of view in developing a long-term strategic vision for the Company. The Board’s steadfast refusal to honor our request left the Wynnefield Group with no alternative but to commence its current proxy solicitation to elect two members to Crown Crafts Board. The election of our nominees, Messrs. Nelson Obus and Frederick G. Wasserman, will provide the Board and the Company’s stockholders experienced, independent Board members who serve with distinction on other boards and are committed to working constructively with the other Board members to develop a long-term strategic and business plan and implement best practices of corporate governance in order to enhance shareholder value.

A number of the Company’s significant shareholders who support our efforts have indicated that they would prefer to see this matter resolved amicably, if possible. In that spirit, and consistent with our history of cooperation and support of the Company, we submit to the Board an offer of compromise to end the proxy contest, which we never sought, but were compelled to undertake because of the Board’s refusal to work cooperatively with us to address the critical issues facing Crown Crafts today.

We will agree to drop our opposition to the re-election of William T. Deyo, Jr. and Steven E. Fox as directors of the Company, provided that the Company agrees to:

(i) immediately increase the size of the current Board from seven (7) members to nine (9) members;

(ii) elect Nelson Obus and Frederick G. Wasserman as directors to fill the vacancies thereby created;

(iii) form a nominating and governance committee immediately, with either Nelson Obus or Frederick G. Wasserman as one of the members;

(iv) form a strategic planning committee immediately, with E. Randall Chestnut as one of the members and either Nelson Obus or Frederick G. Wasserman as one of other members, with the intention of hiring a qualified independent consultant to assist management and the Board in determining a future strategic path and aligning future capital allocations to fulfill the agreed upon strategic plan;

(v) commit to putting to a stockholder vote at the 2008 Annual Meeting of stockholders, and supporting, a binding resolution to de-classify the Board; and

(vi) amend the non-employee director fee structure to provide that the cash fees paid to non-employee directors, which currently consist of payments of $20,000 per year, plus $2,500 for each Board meeting attended, $2,000 for each committee meeting held not in conjunction with a Board meeting, plus $2,500 for travel time, be paid 50% in cash and 50% in restricted stock of the Company.

We believe that these changes reflect current best practice in the area of corporate governance. Furthermore, amending the nature of the cash portion of the non-employee director fee structure will not only more than offset the cash cost of two additional directors, it will more closely align the financial interests of directors with those of the shareholders in accordance with best practice in director compensation. Our nominees have accepted and are committed to implementing this compensation arrangement, if our proposal is accepted by the Company.

We believe this proposal to be in the best interests of all concerned parties. The Company would gain the benefit of new directors, who are highly qualified, experienced, effective businessmen who have a history of successful service on other boards and whose background and skills and fresh view point will be an enormous asset to the Company. Stockholders would gain two members of the Board directly representing their interests. As we have demonstrated in our past dealings with the Company, we are confident that our nominees will be able to work constructively with the other Board members to address the many challenges facing the Company. Upon Frederick G. Wasserman’s election to the Board, he will resign one of his other public board memberships in order to devote the attention necessary to fulfill his duties and responsibilities to Crown Crafts.

We urge your serious consideration of our offer and look forward to your prompt response. However, please do not misconstrue the good faith intent of our initiative or under-estimate our resolve in this matter. Should the Company reject our proposal, we shall vigorously press our campaign to elect our nominees at the Company’s annual meeting of stockholders and let the Company’s shareholders determine the outcome.

Sincerely, Wynnefield Partners Small Cap Value, L.P., By: Wynnefield Capital Management, LLC, its General Partner /s/ Nelson Obus By: Nelson Obus, Co-Managing Member

ADDITIONAL INFORMATION:

Shareholders are advised to read the Wynnefield Group's definitive proxy statement, which contains important information. Shareholders may obtain a free copy of the proxy statement and other documents filed by the Wynnefield Group with the SEC at the SEC’s Internet website at www.sec.gov. The proxy statement, a proxy card, and other documents may also be obtained free of charge from the Wynnefield Group's proxy solicitor or from the Wynnefield Group by request to:

Lawrence E. Dennedy Daniel M. Sullivan MacKenzie Partners, Inc. 105 Madison Avenue New York, NY 10016 Phone: (800) 322-2885	or	Nelson Obus The Wynnefield Group 450 Seventh Avenue, Suite 509 Phone: (212) 760-0134

If you have lost your proxy card from the Wynnefield Group, or did not receive one, you may obtain another proxy statement and card by contacting MacKenzie Partners, Inc. or The Wynnefield Group at the phone numbers listed above.

ABOUT THE WYNNEFIELD GROUP:

The Wynnefield Group is Crown Crafts’ largest shareholder, holding 14.6% of the company’s outstanding common stock.  Wynnefield is a long-term investor in Crown Crafts, having first invested in the company about eight years ago. The Wynnefield Group includes several affiliates of Wynnefield Capital, Inc. (WCI), a value investor specializing in U.S. small cap situations that have company- or industry-specific catalysts.  WCI was established in 1992. Its founding partners, Nelson Obus and Joshua Landes, held senior research and institutional equity positions at Lazard Freres & Co. during the 1980s, and the initial Wynnefield investors included many of their colleagues at Lazard. The fund has grown to approximately $450 million under management. Nelson Obus currently serves on the board of directors of Layne Christensen Company (NASDAQ: LAYN), serving on its audit committee and compensation committee.

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